Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 July 10, 2020


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549


         Re:                       FT 8800
            40/60 Strategic Allocation Port. 3Q '20 - Term 10/18/21
                                 (the "Trust")
                      CIK No. 1810340 File No. 333-239064
          ____________________________________________________________

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
-------

      1. THE STAFF NOTES THAT THE TRUST INVESTS IN A DIVERSIFIED PORTFOLIO OF COMMON STOCKS AND SHARES ISSUED BY EXCHANGE-TRADED FUNDS ("ETFS"). IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT SUCH ETFS.

      Response: The Trust does not anticipate holding ETFs in its portfolio that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs advised by the Sponsor's affiliate, appropriate disclosure will be added to the prospectus.

Portfolio Selection Process
---------------------------

      2. THE STAFF NOTES THAT THE DISCLOSURE UNDER THE HEADING ENTITLED "FIXED INCOME ETF SELECTION" PROVIDES THAT THE TRUST WILL INVEST IN A VARIETY OF FIXED INCOME SECURITIES. PLEASE SPECIFY THE TYPES OF FIXED-INCOME SECURITIES THE FUNDS HELD BY THE TRUST WILL INVEST IN. ADDITIONALLY, PLEASE DESCRIBE IF THERE IS ANY CRITERIA AS TO THE DURATION, MATURITY, OR INVESTMENT QUALITY IN RELATION TO THE TRUST'S FIXED-INCOME INVESTMENTS. IN ADDITION, IF THE UNDERLYING ETFS INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE INCLUDE APPROPRIATE LIBOR RISK DISCLOSURE. LASTLY, IF COVENANT-LITE INVESTMENTS ARE INCLUDED IN THE TRUST'S FIXED-INCOME PORTFOLIO, PLEASE ADD APPROPRIATE COVENANT-LITE RISK DISCLOSURE.

      Response: If the Trust has significant exposure to bonds that reference LIBOR or covenant-lite securities, appropriate risk disclosure will be added to the prospectus. In addition, the first paragraph under the section entitled "Fixed Income ETF Selection" will be replaced in its entirety with the following:

      "For the fixed income portion of the portfolio we include ETFs which invest in a variety of fixed income securities, which may include investment grade and high-yield corporate bonds, mortgage bonds and other mortgage-backed securities, senior loans, treasury bonds and agency bonds. The Sponsor does not require specific duration, maturity or investment quality policies when selecting the ETFs for the portfolio."

Portfolio Contents
------------------

      3. PLEASE REVISE THE INTRODUCTION TO THE FIRST PARAGRAPH OF THE "PORTFOLIO CONTENTS" SECTION TO CLEARLY STATE ALL OF THE SECURITIES THE TRUST INVESTS IN.

      Response: In accordance with the Staff's comment, the title to the section will be changed from "Portfolio Contents" to "Additional Portfolio Contents" and the beginning of the first sentence will read as follows:

      "In addition to the investments described above, the Trust has exposure to the following investments through the Common Stocks and/or Funds held by the Trust:... "

Risk Factors
------------

      4. PLEASE UPDATE THE RISK DISCLOSURES IN LIGHT OF CURRENT MARKET CONDITIONS, INCLUDING UPDATING THE INTEREST RATE RISK DISCLOSURE TO NOTE CURRENT HISTORICALLY LOW INTEREST RATES AND GOVERNMENTAL INTERVENTIONS AND THEIR IMPACT ON THE TRUST'S INVESTMENTS. SEE IMGU-2014-01.

      Response: The "Market Risk" and "Interest Rate Risk" disclosure in the prospectus will be replaced with the following:

      MARKET RISK. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

      The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but has resulted in disruptions to manufacturing, supply chains and sales in affected areas and negatively impacted global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

      Government interventions aimed at curtailing the distress to financial markets caused by the COVID-19 outbreak such as the Federal Reserve's $700 billion quantitative easing program announced in March 2020, coupled with reducing the Federal funds rate to near-zero, may not work as intended and may result in increased volatility in financial markets. Quantitative easing refers to purchasing large quantities of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities on the open market. The impact of government interventions on the markets, and the practical implications for market participants, may not be fully known for some time.

      INTEREST RATE RISK. Interest rate risk is the risk that the value of the securities held by the Funds held by the Trust will fall if interest rates increase. Securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. Due to the current period of historically low rates, the securities held by the Funds may be subject to a greater risk of rising interest rates than would normally be the case.

      5. THE RISK FACTORS IDENTIFY LEVERAGE RISK AS A PRINCIPAL RISK. PLEASE INCLUDE IN THE PORTFOLIO CONTENTS SECTION THE TYPES OF SECURITIES THAT THE TRUST HOLDS THAT MAY GIVE RISE TO THIS PRINCIPAL RISK.

      Response: The referenced risk disclosure will be deleted from the Trust's prospectus.

Public Offering
---------------

      6. PLEASE DISCLOSE THE MAXIMUM SALES CHARGE IN THIS SECTION.

      Response: The paragraph under the section of the prospectus entitled "Maximum Sales Charge" will be replaced in its entirety with the following:

      "The maximum sales charge of 1.85% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee."

General Comments
----------------

      7. ALTHOUGH THE INFORMATION SUPPLEMENT IS NOT PART OF THE PROSPECTUS, PLEASE NOTE THAT THE REGISTRANT SHOULD MAKE SURE THAT THE INFORMATION SUPPLEMENT IS ACCURATE AND ONLY REFLECTS INFORMATION AS TO THE INVESTMENTS OF THE TRUST COVERED BY THE REGISTRATION STATEMENT.

      Response: Given that certain of the underlying Funds held by the Trust have portfolios that can change over time, the Trust believes that it is appropriate to include all of the potential investment types that the underlying Funds may have exposure to in the Information Supplement. However, the following disclosure will be added to the Trust's prospectus to clarify that the Trust/underlying Funds will not always have exposure to or invest in certain investments included in the Information Supplement:

      "You should be aware that the Trust and the underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information Supplement. In addition, the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time."

In addition, the following disclosure will be added to the lead in paragraph to the Information Supplement:

      "However, you should be aware that the Trust and the underlying Funds do not necessarily have exposure to all of the various asset classes described in this Information Supplement. In addition, the underlying Funds' exposure to the investments described below is not fixed and may change over time."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                        By /s/ Daniel J. Fallon
                                                        ________________________
                                                           Daniel J. Fallon